UNITED STATES
SECURITIES AND EXCHANGE COMMI
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
401

13011212

APPROVAL
Number: 3235-0123
s: April 30, 2013
...ated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Melville Island, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd.
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Flynn 312-347-4790
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd. (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/8

3/12

OATH OR AFFIRMATION

I, Dennis Flynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Melville Island, LLC, as of December 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DONNA M DUGDALE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/10/13

Signature

Managing Member
Title

Notary Public

This report **contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath of Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Melville Island, LLC

(An Illinois Limited Liability Company)

Financial Statements

and Independent Accountant Report

December 31, 2012

OATH OR AFFIRMATION

I, Dennis Flynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Melville Island, LLC, as of December 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DONNA M DUGDALE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/10/13

Signature

Managing Member
Title

Notary Public

This report **contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath of Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Melville Island, LLC

(An Illinois Limited Liability Company)

Index

December 31, 2012

Page

Robert Cooper & Company CPA P.C.
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Member:
Melville Island, LLC.

Report on the Financial Statements

We have audited the accompanying financial statements of Melville Island, LLC., which comprise the balance sheet as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Melville Island, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II as required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC
February 24, 2013
Chicago, Illinois 60604

Melville Island, LLC
(An Illinois Limited Liability Company)
Statement of Financial Condition
As of December 31, 2012

Assets		
Cash and cash equivalents	$	19,451
Commission receivable		6,492
Other Assets		0
Total assets	$	25,943
Liabilities		
	$	
Accrued expenses payable		9,385
Total liabilities		9,385
Total Member' equity		16,558
Total liabilities and Member' equity	$	25,943

The accompanying notes are an integral part of these financial statements.

Melville Island, LLC
(An Illinois Limited Liability Company)
Statement of Income
For the year ending to December 31, 2012

Revenues		
Service agreement and incentive fees	$	6,492
Total revenue		6,492
Expenses		
Commission expense		5,842
Regulatory fee		2,555
Office expense		516
Insurance		605
Professional fees		12,600
State registration		250
Bank charges		79
Total expenses		22,447
Net loss for the year	$	(15,955)

The accompanying notes are an integral part of these financial statements.

Melville Island, LLC
(An Illinois Limited Liability Company)
Statement of Changes in Member Equity
For year ending December 31, 2012

Member's equity at January 1, 2012	$	32,513
Additional capital contributions		0
Distributions		0
Net loss from operations		(15,955)
Member's equity at December 31, 2012	$	16,558

The accompanying notes are an integral part of these financial statements.

Melville Island, LLC
(An Illinois Limited Liability Company)
Statement of Cash Flows
For year ending December 31, 2012

Cash flows from operating activities:		
Net loss from operations	$	(15,955)
Adjustments to reconcile net income to net cash used in operating		
Depreciation and amortization		0
Increase in commission receivable		(6,492)
Decrease in other assets		0
Increase in accrued expenses		(4,115)
Net cash used in operating activities		(26,562)
Cash flows from investing activities:		
No activity		(0)
Net cash used in investing activities		0
Cash flows from financing activities:		
Capital contributions		(0)
Distributions paid		(0)
Net cash provided by financing activities		0
Net Increase in cash and cash equivalents		(26,562)
Cash and cash equivalents, beginning of the year		46,013
Cash and cash equivalents, end of the year	$	19,451

The accompanying notes are an integral part of these financial statements.

Melville Island, LLC
(An Illinois Limited Liability Company)
Notes to the financial statements
For year ending December 31, 2012

1. Organization

Melville Island, LLC (The "Company") an Illinois Limited Liability Company Act was formed on September 9, 2005. The Company was approved and began business as a Broker Dealer on October 11, 2006. The business of the Company is to engage in the matching of customers with other broker dealers for the executing of trades on organized exchanges in the United States for a fee. Melville Island, LLC is registered as a broker dealer with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The firm does not receive directly or indirectly, or hold funds or securities, or owe funds or securities to, customers and does not carry accounts of, or for customers, nor trades for their own account.

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is engaged in a single line of business as a broker in which they receive commissions from their clients based on their introducing those clients to a third party registered broker dealer. The Company does not hold customer funds. Nor do they engage in proprietary trading.

Income Recognition

Commissions are recorded on a trade-date basis when earned.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is considered as a disregard entity by the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes. The member is responsible for reporting their pro rata share of the profits or losses on their tax returns.

The Company applies the provision of FASB ASC 740. Income Taxes, which provide guidance how uncertain tax positions should be recognized and measured, present and disclosed in the financial statements. The managing member has concluded there is no tax expense to be recorded by the Company.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 829, Fair Value Measurements and Disclosures, includes a fair value hierarchy that prioritizes the inputs to valuation techniques use dot measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to

unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy from FASB ASC 820 are described as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. An investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by management. Management considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to management's perceived risk of that investment.

Substantially all of the Company's investments have been classified within Level 1 as they have observable inputs and their values are based on quoted market prices in active markets.

Investments may be classified as Level 2 when market information becomes available, yet the investment is not traded in an active market and/or the investment is subject to transfer restrictions, or the valuation is adjusted to reflect illiquidity and/or non-transferability.

The Company only has level one assets held in cash.

4. NET CAPITAL REQUIREMENTS

As a registered FINRA broker-dealer, Melville Island, LLC is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Melville Island, LLC is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2012, had $13,155 of net capital which was $ 8,155 in excess of the required minimum net capital.

5. RELATED PARTIES

Certain administrative and organizational activities were performed by a related party at no cost to the Company. Those costs are not reimbursable to the related party, no other expense sharing agreement is in place.

6. SUBSEQUENT EVENTS

In May 2010, the FASB issued authoritative guidance on subsequent events. This guidance is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard requires disclosure of the date through which the Company has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. Management has evaluated subsequent events through February 24, 2013, the date the financial statements were issued.

Melville Island, LLC
(An Illinois Limited Liability Company)
Computation of net capital under 15C 3-1
Of the Securities and Exchange Commission
December 31, 2012

Total Member's equity	$16,558
Unallowable assets	(3,403)
Haircut's required	0
Net Capital	13,155
Minimum net capital	5,000
Excess net capital	$ 8,558
Excess net capital at 1000%	$ 12,217

Note: The above information on this schedule is in agreement in all material respects with the Unaudited FOCUS Report Part II filed by Melville Island, LLC as of December 31, 2012.

The accompanying notes are an integral part of these financial statements

Melville Island, LLC
(An Illinois Limited Liability Company)

Computation of Net capital Under 15C 3-1 (continued)

of the Securities and Exchange Commission

December 31, 2012

Aggregate Indebtedness

Items included in the balance sheet:

Accrued expense payable	$ 9,386
Total indebtedness	$ 9,386

Ratio: Aggregate Indebtedness to Net Capital	71.341695% to 1

Statement pursuant to paragraph (d) (4) of rule 17 a-5

There are no material differences between the amount presented in the computation of net capital as above and the amount as reported in the Company's unaudited Part IIA FOCUS report as of December 31, 2012.

The accompanying notes are an integral part of these financial statements

Melville Island, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

RESERVE COMPUTATION
(see note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS

(see note below)

Note: Melville Island, LLC is exempt from Rule 15c3-3, as it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

The accompanying notes are an integral part of these financial statements

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Member:
Melville Island, LLC

In planning and performing our audit of the financial statements of **Melville Island, LLC** for the year ended December 31, 2012, in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal Control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Melville Island, LLC** including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

(1) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13;
(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,

Robert Cooper & Company CPA P.C.

February 24, 2013

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE PERIOD ENDING DECEMBER 31, 2012

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Dennis Flynn
Managing Member